Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

On September 9, 2021, Benson Hill, Inc. posted the following infographic to https://bensonhill.com/investors/:

BENSON HILL

THE 'PICKS AND SHOVELS' OF THE PLANT-BASED FOOD REVOLUTION



Poised to Create **Significant Shareholder Value**

Benson Hill is a **category-defining food technology company** leveraging genomics and artificial intelligence to harness the natural genetic diversity of plants to create healthier and more sustainable food and ingredient choices.

The market for alternative meat estimated to reach $140 billion by 2029 in a estimated $5 trillion dollar agri-food industry*

Executing The Plan: Generating Significant Momentum By Accelerating Future Crop Development, Advancing Innovations and Delivering Strong Financial Results

FINANCIAL HIGHLIGHTS

	Q2 2021 Highlights	First Six Months 2021 Highlights
TOTAL REVENUE:	$39.7M ↑ 28% year-over-year, or 47% on a normalized basis*	$71.5M ↑ 14% year-over-year, or 32% on a normalized basis*
INGREDIENT SEGMENT REVENUE:	$22.7M ↑ 28% year-over-year, or 64% on a normalized basis*	$36.9M ↑ 25% year-over-year, or 75% on a normalized basis*
FRESH SEGMENT REVENUE:	$16.9M ↑ 39% year-over-year	$34.5M ↑ 8% year-over-year

RECENT BUSINESS HIGHLIGHTS

(Click to view related press releases)

133% GROWTH IN PROPRIETARY SOYBEAN EXCEEDS TARGET

- **70,000 contracted acres for 2021** crop year ahead of 60,000 target and compares to 30,000 acres in 2020
- Will harvest in Fall 2021 the **first commercial plantings of the Ultra-High Protein soybeans** for the human food ingredients market

UNVEILED AN ADVANCED YELLOW PEA BREEDING AND COMMERCIALIZATION PROGRAM

- **Proprietary genomic innovation** in one of the fastest growing ingredients for plant-based meat alternative protein sources
- Working to **shorten the typical development cycle and time to market** for yellow pea
- Creating varieties that **have higher protein content, are non-GMO and taste better**

EXPANDING COLLABORATION WITH INNOVATIVE FARMERS TO LEVERAGE ADVANCED TECHNOLOGIES

- Launched Food System Innovators program to evaluate modern farming methods in commercial **production environments**
- Further **expanding capabilities of the CropOS® technology platform** and **optimizing field-specific product outcomes and quality traits**
- Near term focus is on **maximizing soybean variety protein content**

EXPANDED TEAM OF FOOD INDUSTRY VETERANS TO EXECUTE COMMERCIAL STRATEGY

- Appointed Bruce Bennett as President of Ingredients segment followed by additional key leadership hires
- 25 years at Archer Daniels Midland Corporation including roles as President, Specialty Ingredients and President, Global Plant Proteins
- Extensive global **experience commercializing next-generation proteins**

CROP ACCELERATOR ON TRACK FOR 2021 COMPLETION

- Developing 47,000 sq. ft., **state-of-the-art Crop Accelerator, a controlled environment research facility** located near St. Louis HQ
- Target to increase annual crop cycles by **more than 2x compared to traditional cropping methods**
- Will position Benson Hill to **grow and deliver products with attributes consumers are looking for**, including improved taste and nutrition

CropOS®, Our Cutting-edge Food Innovation Engine

Potential to shave years off the traditional crop breeding process and help decrease costs by developing food and ingredients made better from the beginning



BENSON HILL
CROPOS® TECHNOLOGY PLATFORM

How We're Transforming the Food System

By combining the latest food, data and plant science with CropOS®, we can work collaboratively with farmers and consumers to create a food system that's more nutritious, better-tasting and more sustainably produced



BENSON HILL
TRANSFORMING OUR FOOD SYSTEM

Plant For Protein

Get first-hand feedback from farmers in our Food System Innovators (FSI) program on working with Benson Hill, growing the inputs that will fuel the plant-based food revolution and the power of partnerships



BENSON HILL
PLANT FOR PROTEIN

Inside Benson Hill

Take a tour of the Benson Hill facilities to see where our technology takes shape



BENSON HILL
INSIDE BENSON HILL

Our Recent Analyst Day

Review an in-depth overview of our technology platform, unique business model, growth strategy and financial outlook



BENSON HILL
ANALYST MEETING VIDEO

*Note: Market calculation through 2029, Barclay's Global Food Report, 'I Can't Believe It's Not Meat' (2019). McKinsey estimate for agri-food industry
Excluding the $4M divestiture of Benson Hill's non-core barley business in 2020

Additional Information This communication is being made in respect of a proposed merger transaction (the proposed transactions) involving Star Peak and Benson Hill. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the Registration Statement) with the Securities and Exchange Commission (SEC) and a definitive proxy statement / prospectus to be distributed to Star Peak stockholders in connection with Star Peaks solicitation for proxies for the vote by Star Peaks stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities. Star Peak is mailing a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of Star Peak are advised to read the definitive proxy statement / prospectus in connection with Star Peaks solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders may also obtain copies of the definitive proxy statement / prospectus, without charge at the SECs website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Ave., 13th Floor Evanston, IL 60201. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peaks stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peaks filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Forward-Looking Statements Certain statements in this press release may be considered forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peaks or Benson Hills future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding the anticipated closing of the proposed business combination. In some cases, you can identify forward-looking statements by terminology such as may, should, expect, intend, will, estimate, anticipate, believe, predict, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSEs listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hills estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled Risk Factors and Cautionary Note Regarding Forward- Looking Statements in Star Peaks Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the definitive proxy statement / prospectus dated September 2, 2021 relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

A transcript of the hyperlinked Plant for Protein video follows:

Matt Danner: In the time we've been with Benson Hill, I've realized there's going to be a paradigm shift coming, and a mindset shift coming.

Aaron Lee: They’re focused strictly on science and what can happen as we start to develop new varieties that can give us what we want.

Philip Parish: This high oil or high protein bean, that’s coming down the pike, we see it. I know they use it in the food industry, we see it coming in the livestock industry. It’s just going to be more profitable for everybody.

Aaron Lee: A lot of companies have focused in the past on producing more volume and not increasing any more of the value that’s actually in the product that we’re producing.

Matt Danner: With the advances in the technology from Benson Hill, and the possible reduction in processing, we can bring a higher quality protein source at a more affordable price to the marketplace.

Philip Parish: Benson Hill helps us because we’re not growing a standard commodity.

Aaron Lee: We want to be able to work with people that will speak into our business, give us opportunities and then once we get one of those opportunities before us, our goal is to do the very best we can to maximize that opportunity.

Matt Danner: When you raise value-add commodities such as these soybeans, it really puts you attune to the marketplace and the dietary needs of tomorrow’s consumer.

Philip Parish: It’s based on what the end user wants. And they want it. And we’re going to produce it.

Aaron Lee: And we think that we’re partnering with a great group that is going to allow us to be on the cutting edge of what’s happening.

Philip Parish: If we can develop a healthier food, a healthy protein that feeds more people, that’s what we got to do.

Matt Danner: The sky’s really the limit. It’s a quality play, a technology play, and really the right ingredients for the end user.

Aaron Lee: And hopefully that will add value to our operation as well as change the food system. And that’s exciting to be a part of.

[END]

****

Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statements and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.